PE 4-1-02

02030768

FORM 6

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

A/S STEAMSHIP COMPANY TORM
(Translation of registrant's name into English)

Marina Park
Sundkrogsgade 10
DK-2100 Copenhagen Ø
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No__X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is a copy of a Statement issued by A/S STEAMSHIP COMPANY TORM (the "Company") to the Copenhagen Stock Exchange on April 10, 2002, including the Agenda for the Company's Annual General Meeting of Directors and Shareholders to be held on April 25, 2002.

Exhibit 1

Københavns Fondsbørs
(The Copenhagen Stock Exchange)
Nikolaj Plads 6
1067 Copenhagen K

A/S Dampskibsselskabet TORM
Marina Park
Sundkrogsgade 10
DK-2100 Copenhagen Ø
Denmark

Tel: +45 39 17 92 00
Fax: +45 39 17 93 93
Telex: 22315 TORM DK

E-mail: mail@torm.dk
Website: www.torm.dk
Comtext: A43DK152

VAT/CVR. No. 2246 0218

10th April 2002

Statement No. 11-2002
Contact Person: Mr. Klaus Nyborg, CFO

Agenda for the Annual General Meeting of Directors and Shareholders

Enclosed please find Agenda for the Annual General Meeting of Directors and Shareholders of A/S Dampskibsselskabet TORM to be held on 25 April 2002.

Yours faithfully,
A/S Dampskibsselskabet TORM

Klaus Nyborg
CFO

Encl.

AGENDA

Annual General Meeting of Directors and Shareholders of
Aktieselskabet Dampskibsselskabet TORM

to be held on

Thursday, 25 April 2002 at 10:00 hours

at "Bojesen på Axelborg"
Vesterbrogade 4 A
1620 Copenhagen V

1. Report of the Board of Directors of the Company's activities during the year of review.
2. Tabling of account for approval and adoption by the meeting.
3. Directors' recommendations as to treatment of profits or loss in respect of the accounts as approved.
4. Election of Directors.
5. Appointment of Auditors.
6. The Board of Directors proposes that it is authorised to let the Company acquire its own shares in the period until next Annual Meeting within 10 per cent of the issued share capital at the market price prevailing at the time of acquisition subject to a deviation of up to 10 per cent.
7. Any other business.

Agenda for the Annual General Meeting will be sent to every shareholder registered in the share register. Full details of the Agenda including proposals for consideration of the Meeting will be available at the Company's offices latest 8 days prior to the Annual General Meeting.

Admissions card with voting to the Annual General Meeting will against presentation of relevant proof of identity /VP-reference number) provided that the shareholder has applied for admissions card by latest 21 April 2002 to

The Danish Bank, telephone 4339 4758, telefax 4339 4669.

On behalf of the Board

Erik Behn
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: April 11, 2002

By: /s/ Klaus Nyborg

Klaus Nyborg
Chief Financial Officer

03810.001 #316906